Exhibit 99.1

AUNA S.A.

Société anonyme

6, Rue Jean Monnet

L-2180 Luxembourg

Grand Duchy of Luxembourg
R.C.S. Luxembourg: B267590
(the Company)

Luxembourg, May 19, 2025

Convening notice to the annual general meeting of the shareholders of the Company

General nature of the business to be transacted: presentation and approval of the separate financial statements of the Company, the consolidated financial statements of the group of which the Company is the parent company and the other related financial documents for the 2024 financial year.

Dear Shareholder,

We write to you in your capacity as shareholder of the Company and we hereby kindly convene you to the annual general meeting of the shareholders of the Company (the Meeting) which will take place at 6, Rue Jean Monnet L-2180 Luxembourg, Grand Duchy of Luxembourg, on June 30, 2025, at 10.00 am CEST or at any earlier or later date that could be agreed by all the shareholders.

The Meeting will have the following agenda:

1.	Convening formalities;

2.	Confirmation of share awards granted to independent directors, as approved by the board of directors of the Company (the Board), with the concerned directors having abstained from the decision in accordance with Article 441-7 of the Luxembourg law of 10 August 1915 on commercial companies, as amended;

3.	Presentation and approval of the management report of the Board for the financial year having ended on December 31, 2024 (the 2024 Financial Year) in respect of the consolidated financial statements of the group of which the Company is the parent company for the 2024 Financial Year (the 2024 Consolidated Financial Statements);

4.	Presentation and approval of (i) the report of the statutory auditor ("réviseur d'entreprises agréé") of the Company (the Statutory Auditor) in respect of the separate annual accounts of the Company for the 2024 Financial Year (the 2024 Annual Accounts) and (ii) the report of the contractual auditor (the Contractual Auditor) in respect of the 2024 Consolidated Financial Statements;

5.	Presentation and approval of the 2024 Annual Accounts and the 2024 Consolidated Financial Statements and allocation of the result of the 2024 Financial Year;

6.	Discharge to the directors of the Company for the performance of their mandate for the 2024 Financial Year;

7.	Discharge to the Statutory Auditor for the 2024 Financial Year;

8.	Acknowledgment of the expiry of the terms of office of Guadalupe Phillips, as class A director, and Teresa Gutierrez, as class B director, and renewal of their respective mandates as directors of the Company;

9.	Ratification of (i) the remunerations made to the directors of the Company and (ii) the compensations granted by the Compensation and Talent Committee of the Company and approved by the Board to certain directors of the Company; and

10.	Miscellaneous.

Any shareholder who holds one or more class A share(s) and/or class B share(s) of the Company on May 22, 2025 at 23.59 CEST (the “Record Date”) will be admitted to the Meeting and may attend and vote at the Meeting in person or vote online. All attendees will need to bring proof of share ownership as well as a valid photo ID to gain admission to the Meeting. Shareholders who have sold their shares between the Record Date and the date of the Meeting cannot attend the Meeting or vote online. In case of breach of such prohibition, criminal sanctions may apply.

Attached to this notice is a voting instruction form which you will need to complete in order to vote your shares. Voting instruction forms must be received by the tabulation agent at the return address indicated on the voting instruction forms cards no later than June 27, 2025 at 11.59 pm EST (NY).

The 2024 Annual Accounts, the 2024 Consolidated Financial Statements, the management report, the report of the Statutory Auditor, the report of the Contractual Auditor and any other material as required by the articles of association of the Company and article 461-6 of the Luxembourg law dated 10 August 1015 on commercial companies, as amended from time to time, will be available at the registered office of the Company at least 8 days before the Meeting for inspection by the shareholders of the Company. Copies of these documents may also be obtained free of charge upon request sent by email to contact@aunainvestors.com and carolina.brovelli@auna.org.

Yours faithfully,

AUNA S.A.

/s/ Jesus Antonio Zamora León

_________________________________

Name: Jesus Antonio Zamora León
Function: Director